                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  June 17, 2003

                                VIVENDI UNIVERSAL
                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X            Form 40-F
                                 -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                    No     X
                             -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release regarding Vivendi Universal's First Quarter 2003 Earnings and Slides and Notes presented at an Analyst Conference on June 17, 2003.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.
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                                  EXHIBIT LIST

Exhibit             Description
99.1                 Press Release regarding Vivendi Universal's First Quarter 2003 Earnings
99.2                 Slides and Notes presented at an Analyst Conference on June 17, 2003

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              VIVENDI UNIVERSAL

                                              By:/s/ George E. Bushnell III
                                                 ----------------------------
                                              Name:  George E. Bushnell III
                                              Title:   Vice President


Date:  June 17, 2003